UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

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Commission File Number: 001-39703

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Yatsen Holding Limited

Building 35, No. 2519 East Xingang Road

Haizhu District, Guangzhou 510330

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Share Repurchase Program

As previously announced on November 18, 2021, the board of directors of Yatsen Holding Limited (the “Company”) had authorized a share repurchase program (the “Share Repurchase Program”), under which the Company may repurchase up to US$100.0 million of its Class A ordinary shares (including in the form of ADSs) through November 16, 2023. As of August 25, 2022, the Company had cumulatively repurchased 74,439,159 of its ADSs for an aggregate consideration of US$99,999,989.35 (inclusive of broker commissions) under the Share Repurchase Program.

On August 26, 2022, the Company’s board of directors authorized a change to the term and size of the Share Repurchase Program, increasing the aggregate value of shares that may be repurchased under the Share Repurchase Program from US$100.0 million to US$150.0 million and extending the effective term of the Share Repurchase Program through August 25, 2024. The Company's proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The Company's board of directors will review the Share Repurchase Program periodically, and may authorize further adjustment of its terms and size. The Company expects to fund the repurchases with its existing cash balance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATSEN HOLDING LIMITED

By	:	/s/ Donghao Yang
Name	:	Donghao Yang
Title	:	Chief Financial Officer

Date: August 26, 2022